November 6, 2024

Tom Vadaketh
Senior Vice President and Chief Financial Officer
ENVIRI Corp
Two Logan Square
100-120 North 18th Street, 17th Floor
Philadelphia, PA 19103

       Re: ENVIRI Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended September 30, 2024
           Form 8-K Furnished October 31, 2024
           File No. 001-03970
Dear Tom Vadaketh:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended October 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results
Clean Earth Segment, page 33

1. We note in your discussion of the debt covenants on page 38 that you have implemented cost reduction efforts that mitigate the impact of inflation. Please expand your disclosure to explain what steps have been taken to reduce costs. November 6, 2024
Page 2
Form 8-K Furnished October 31, 2024
Exhibit 99.1, page 1

2.     Please present the most directly comparable GAAP measure to Adjusted
EBITDA
       here and on page two. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services